Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 1,07,786 units in Q1 FY22 Grows by 353% over Q1 FY21

Mumbai, July 1, 2021: Tata Motors Limited today announced its sales in the domestic & international market, for Q1 FY22, which stood at 1,14,784 vehicles, compared to 24,978 units during Q1 FY21.

Domestic Sales Performance:

Category	June‘21	June‘20	% Change	Q1 FY22	Q1 FY21	% Change
Total Domestic Sales	43,704	19,387	125%	1,07,786	23,773	353%

Domestic - Commercial Vehicles:

Mr. Girish Wagh, ED & President, Commercial Vehicles Business Unit, Tata Motors Ltd. said, “Tata Motors’ Commercial Vehicle domestic sale in Q1 FY22 at 43,400 units was ~56% lower than the previous quarter (Q4 FY21) as the momentum of strong sequential demand recovery, evident in the H2-FY21, was disrupted by the surge in COVID 2nd wave. With decentralized restrictions and focus on micro containment zones this year, the sale in Q1 FY22 was 4.7 times of Q1 last year which was under complete lockdown. With demand across all segments impacted, we realigned our production to the revised retail visibility. The trucker and tipper sentiments indices saw a sharp drop, being comparable only with the level seen during complete lockdown last year. However, with easing restrictions and gradual reopening during the last fortnight of June’21, we are witnessing increasing enquiries and retails. International business continued the recovery momentum in Q1 FY22 and grew by 460% over Q1 FY21 as well as 24% over Q1 FY20. We continue to cautiously monitor the situation and dynamically align our business agility plans to the evolving scenario.”

Category	June‘21	June‘20	% Change	Q1 FY22	Q1 FY21	% Change
M&HCV	5,243	1,693	210%	12,768	2,045	524%
I & LCV	2,785	870	220%	5,762	928	521%
Passenger Carriers	943	299	215%	2,184	325	572%
SCV cargo and pickup	10,623	5,106	108%	22,686	5,904	284%
Total Domestic	19,594	7,968	146%	43,400	9,202	372%
CV Exports	2,506	856	193%	6,745	1,205	460%
Total CV	22,100	8,824	150%	50,145	10,407	382%

Total MHCVs sale in Q1 FY22 including M&HCV Truck, Buses and International Business stood at 15,751 units compared to 2,540 units in Q1 FY21.

Domestic - Passenger Vehicles:

Mr. Shailesh Chandra, President, Passenger Vehicles Business Unit, Tata Motors Ltd. said, “The PV industry’s sequential growth momentum got adversely impacted in Q1FY22, owing to restrictions imposed across the country to break-the-chain of Covid transmission even though the industry is likely to record strong growth numbers off a low base on a year on year basis. Tata Motors PV business posted a sale of 64,386 units in Q1FY22, registering a growth of 342% versus Q1FY21. For June’21, sales stood at 24,110 units, posting a strong 3-digit growth of 111% versus June’20. In EV segment, despite witnessing difficult business conditions, the company posted the highest ever quarterly sales of 1,715 units. This was on the back of increasing demand for Nexon EV, which posted its highest ever monthly sales of 650 units in June ’21. The PV industry continues to witness uncertainty on account of global semi-conductor shortage and rising commodity prices, while the demand side is on a progressive recovery path. We continue to see strong customer interest in our product offerings, resulting in a strong order book and we aim to fulfil those to the best of our abilities in this supply constrained environment.”

Category	June‘21	June‘20	% Change	Q1 FY22	Q1 FY21	% Change
Total PV	24,110	11,419	111%	64,386	14,571	342%

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 35 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 113 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.